EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2013 Financial Results and Provides Fourth Quarter Guidance

Company Meets Q3 Revenues and EPS Guidance, Exceeds Gross Margin Guidance and Provides 7.5 to 9.5 Cents in EPS Guidance for Q4 2013

  Total revenues increased 1.3% year-over-year to $192.8 million, came in at the high end of the guidance
  Small and medium-sized panel driver sales increased 15.1% year over year, representing 52.1% of total revenues in Q3 2013
  Non-driver sales increased 30.5% year over year, achieving record-high quarterly revenues
  Q3 2013 gross margin increased 200 bps to 25.3% from Q3 2012 and increased 70 bps from Q2 2013
  Q3 2013 GAAP net income increased by 17.9% to $12.3 million from Q3 2012. GAAP earnings per diluted ADS grew 16.7% to 7.2 cents from Q3 2012
  Q3 2013 Non-GAAP net income increased by 17.2% to $19.3 million from Q3 2012. Non-GAAP earnings per diluted ADS grew 16.0% to 11.3 cents from Q3 2012

TAINAN, Taiwan, Nov. 7, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the third quarter ended September 30, 2013.

SUMMARY FINANCIALS

Third Quarter 2013 Results Compared to Third Quarter 2012 Results (USD in millions) (unaudited)

	Q3 2013	Q3 2012	CHANGE
Net Revenues	$ 192.8 million	$190.4 million	+1.3%
Gross Profit	$ 48.7 million	$44.3 million	+10.0%
Gross Margin	25.3%	23.3%	+2.0%
GAAP Net Income Attributable to Shareholders	$ 12.3 million	$10.4 million	+17.9%
Non-GAAP Net Income Attributable to Shareholders	$ 19.3 million (1)	$16.5 million (2)	+17.2%
GAAP EPS (Per Diluted ADS, USD)	$0.072	$0.061	+16.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.113 (1)	$0.097(2)	+16.0%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.5 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $5.6 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charge, net of tax.

Third Quarter 2013 Results Compared to Second Quarter 2013 Results (USD in millions) (unaudited)

	Q3 2013	Q2 2013	CHANGE
Net Revenues	$192.8 million	$207.0 million	-6.8%
Gross Profit	$ 48.7 million	$50.9 million	-4.3%
Gross Margin	25.3%	24.6%	+0.7%
GAAP Net Income Attributable to Shareholders	$ 12.3 million	$19.4 million	-36.6%
Non-GAAP Net Income Attributable to Shareholders	$ 19.3 million (1)	$20.1 million (2)	-3.8%
GAAP EPS (Per Diluted ADS, USD)	$0.072	$0.112	-36.4%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.113 (1)	$0.117 (2)	-3.6%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.5 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

"We remain pleased with our results year-long and certainly with performance to our guidance in the third quarter," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "We have been able to sustain double-digit growth in our small and medium-sized driver and non-driver IC businesses year-over-year while steadily maintaining our large panel driver IC market share, though this market has been weak reflecting the continued slump of global demand. The diversification of our customer base and development of new products have both improved our product mix and increased our gross margins. As we go through the fourth quarter and into the next year, we expect these trends to continue."

Third Quarter 2013 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)
	Q3 2013%		Q3 2012%		% Change
Display drivers for large-sized panels	$57.7	29.9%	$76.5	40.2%	-24.7%
Display drivers for small/medium-sized panels	$100.5	52.1%	$87.3	45.8%	+15.1%
Non-driver products	$34.6	18.0%	$26.6	14.0%	+30.5%

	Q3 2013%		Q2 2013%		% Change
Display drivers for large-sized panels	$57.7	29.9%	$64.3	31.1%	-10.3%
Display drivers for small/medium-sized panels	$100.5	52.1%	$110.9	53.6%	-9.4%
Non-driver products	$34.6	18.0%	$31.8	15.3%	+9.2%

The third quarter revenues of $192.8 million represented a 1.3% increase from $190.4 million in the third quarter of 2012 and a 6.8% decrease from $207.0 million in the previous quarter of this year. Notwithstanding the sequential decline, the third quarter revenues came in at the high end of the guidance mainly driven by better-than-expected sales of China smartphone market and also non-driver products.

Revenues from large panel display drivers were $57.7 million, down 24.7% from a year ago and down 10.3% from the second quarter of 2013, accounting for 29.9% of total revenues. The decrease was mainly a result of the global weakening demands of TV, laptop and monitor.

Sales for small and medium-sized drivers came in at $100.5 million, up 15.1% from the same period last year and down 9.4% sequentially, accounting for 52.1% of total revenues. The slowdown of smartphone and tablet markets was caused primarily by China market's overall inventory correction. However, the segment still delivered a solid year over year growth of 15.1%, driven by the sheer volume growth of and sales to the smartphone, tablet and automotive display applications.

Revenues from Himax's non-driver businesses were $34.6 million, up30.5% from the same period last year and up 9.2% sequentially. Non-driver product revenues accounted for 18.0% of total revenues.The Company's non-driver product sales reached another record high in terms of both absolute value and percentage of total revenues. CMOS image sensors, video SOCs, touch panel controllers, power management ICs, LED drivers, and LCOS microdisplay were the main contributors to the growth of non-driver product segment.

Gross margins were 25.3% for the three months ended September 30, 2013, up 200 basis points from 23.3% in the third quarter of 2012 and up 70 basis points from 24.6% in the second quarter of 2013. The third quarter gross margin represents the highest quarterly gross margin for Himax since the third quarter of 2008. The trend in its margin expansion is a direct result of improved product mix.

Third quarter 2013 GAAP operating expenses were $34.3 million, up 10.1% from a year ago and up 26.1% from the previous quarter. The significant sequential increase was caused by the $7.8 million 2013 RSU grant the Company has traditionally expensed in the third quarter. Excluding the RSU charge, its third quarter operating expenses were $26.5 million, up 6.4% from the same quarter 2012 and down 2.7% from the previous quarter. The increase from the previous year was related to higher salary expenses for additional headcount and annual salary raise which took place during the middle of the year. Himax reported earlier that it intended to expand its R&D team to capture the increasing business opportunities.

GAAP operating income in the third quarter of 2013 was $14.4 million, or 7.5% of sales, up $1.3 million or 9.7%, compared to the same period last year and down $9.3 million or 39.2% from the previous quarter. The sequential decline was mainly a result of lower revenues and the expense from the $7.8 million 2013 RSU charge in the third quarter which accounted for 4.0% of sales. In comparison, non-GAAP operating income for the third quarter of 2013 was $23.6 million, or 12.2% of sales, up $3.1 million or 15.1%, compared to the same period last year and down $1.3 million or 5.4% from the previous quarter.

Reported GAAP net income was $12.3 million, or 7.2 cents per diluted ADS, for the third quarter of 2013 up from $10.4 million, or 6.1 cents per diluted ADS, in the corresponding quarter a year ago, and down from $19.4 million, or 11.2 cents per diluted ADS, in the previous quarter. GAAP net income grew 17.9% year over year and declined 36.6% from the previous quarter. The sequentially decline was mainly due to the $7.8 million 2013 RSU charge in the third quarter. GAAP EPS per diluted ADS grew 16.7% from the same period last year and declined 36.4% over the previous quarter.

Non-GAAP net income in the third quarter was $19.3 million, or 11.3 cents per diluted ADS, up from $16.5 million, or 9.7 cents per diluted ADS, for the same period last year, and down from $20.1 million, or 11.7 cents per diluted ADS, in the previous quarter. Non-GAAP EPS in the third quarter came in at the high end of the guidance. Non-GAAP net income for the third quarter of 2013 grew 17.2% year over year and declined 3.8% as compared to the previous quarter. The sequential decline was a result of lower revenues in the third quarter. Non-GAAP EPS per diluted ADS grew 16.0% from the same period last year and declined 3.6% over the previous quarter.

Year to Date 2013 Results (USD in millions) (unaudited)

	YTD 2013	YTD 2012	CHANGE
Net Revenues	$ 575.5 million	$546.6 million	+5.3%
Gross Profit	$ 142.8 million	$126.1 million	+13.2%
Gross Margin	24.8%	23.1%	+1.7%
GAAP Net Income Attributable to Shareholders	$ 45.7 million	$36.8 million	+24.0%
Non-GAAP Net Income Attributable to Shareholders	$ 54.4 million (1)	$44.6 million(2)	+22.1%
GAAP EPS (Per Diluted ADS)	$0.266	$0.216	+23.4%
Non-GAAP EPS (Per Diluted ADS)	$ 0.317 (1)	$0.261(2)	+21.6%

1) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.2 million of share-based compensation expenses, net of tax and $1.5 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.5 million of non-cash share-based compensation expenses, net of tax and $1.3 million non-cash acquisition related charges, net of tax.

Revenues for the nine months ended September 30, 2013 were $575.5 million and gross profits were $142.8 million, representing growth of 5.3% and 13.2% over the first nine months of 2012 respectively. Gross margin increased to 24.8%, a 170 basis point improvement from the same period last year.

GAAP operating expenses were $87.9 million for the first nine months of 2013, up $9.6 million or 12.2% from the same period of 2012. The increase was mainly resulted from higher expenses related to salaries for R&D new hires, salary increases and product developments.

GAAP operating income of $54.9 million represented a $7.1 million and 14.9% increase from the first nine months of 2012. The improvement in operating income was mainly the result of higher sales and gross margin expansion which was somewhat offset by higher R&D expenses. In comparison, non-GAAP operating income was $66.4 million, or 11.5% of sales, up $9.2 million or 16.0%, compared to the first nine months of 2012.

GAAP net income for the first nine months of 2013 was $45.7 million, or 26.6 cents per diluted ADS, up from $36.8 million, or 21.6 cents per diluted ADS, for the same period last year. GAAP net income for the first nine months of 2013 grew 24.0% over the same period last year. GAAP EPS per diluted ADS for the first nine months of 2013 grew 23.4% from the same period last year.

Non-GAAP net income for the first nine months of 2013 was $54.4 million, or 31.7 cents per diluted ADS, up from $44.6 million, or 26.1 cents per diluted ADS, for the same period last year. Non-GAAP net income for the first nine months of 2013 grew 22.1% over the same period last year. Non-GAAP EPS per diluted ADS for the first nine months of 2013 grew 21.6% from the same period last year.

Balance Sheet and Cash Flow

The Company had $133.9 million in cash, cash equivalents and marketable securities available for sale on September 30, 2013, compared to $147.1 million on June 30, 2013 and $89.0 million for the same time last year. The Company made a cash payment for RSU of $7.8 million and a cash dividend of $42.4 million during the quarter. On top of the above cash position, restricted cash was $115.0 million on September 30, 2013 compared to $73.0 million on September 30, 2012 and $74.1 million on June 30, 2012. The restricted cash is mainly used to guarantee the Company's short term loan for the same amount. Himax continues to maintain a very strong balance sheet with no debt.

Inventories as of September 30, 2013 were $159.6 million, up from $128.3 million a year ago and up from $142.9 million a quarter ago. The higher inventory was a result of stock build-up due to temporary business slowdown in the third quarter and the expected increase of smartphone driver shipment during the fourth quarter. Accounts receivable were $202.2 million on September 30, 2013 as compared to $219.2 million on June 30, 2013 and $218.3 million a year ago. Day Sales Outstanding ("DSO") was 96 days at end of third quarter 2013 versus 109 days in the third quarter of 2012 and 104 days at end of the last quarter.

Net cash inflow from operating activities for the third quarter of 2013 was $27.4 million as compared to cash outflow of $7.1 million for the third quarter of 2012 and cash outflow of $2.7 million for the second quarter of 2013. Net cash inflow from operating activities for the first nine months of 2013 was $54.2 million as compared to an outflow of $0.3 million for the same period of 2012.

The Company invested $3.8 million on capital expenditures in the third quarter versus $1.7 million a year ago and $6.0 million last quarter. The capital expenditure in the third quarter consisted mainly of purchases of in-house testers for driver IC, IT store equipments and LCOS and MEMS manufacturing equipments. While it outsources the majority of its driver IC testing, the Company has always maintained a certain level of in-house testing facility for the purpose of both R&D and mass production. Total capital expenditures for the first nine months of 2013 were $14.5 million versus $4.4 million a year ago.

Share Buyback Update

As of September 30, 2013, the Company had 170.5 million ADS equivalents outstanding, compared to 169.6 million at the end of last quarter.

Departure of Director

On September 4, 2013, Mr. Chih-Chung Tsai resigned as a director of the Company upon expiry of the term of his directorship. Following Mr. Tsai's departure, the board of the Company now consists of five directors, including three independent directors.

November 2013 Non-Deal Road Show

Ms. Jackie Chang, CFO and Ms. Penny Lin, IR Director will host investor meetings and attend an investor conference in Hong Kong and Singapore from November 18th to November 22th. If you are interested in meeting with the Company, please contact Himax's US or Taiwan based investor relations contact at the numbers below.

Business Updates

The operating environment in the third quarter was marked by low visibility as the global economy remained soft and concerns for excessive inventory loomed over China's Tier 2, or what is also known as the "white-box" market. The Company therefore provided conservative guidance and is pleased that its revenues came in at the higher end of its guided range and gross margin exceeded the guidance.

The Company anticipates its large panel drivers in Q4 in line with poor overall market sentiment for large panel demands to decline by double-digit, dragging down its overall fourth quarter growth. The weakness is a reflection of the continued slump of global demand for TVs, laptops and monitors. This was made worse bythe termination of China's TV subsidy program in May. However, Himax does see long-term growth prospect in itslarge panel driver business. China is the world's largest TV market and the country has continued to grow its large panel capacity. In addition, consumers' TV demand is trending towards larger screen sizes and higher resolution. The Company also believes its efforts to penetrate into other non-China large panel customers will start to bring in meaningful results next year.

The small and medium-sized panel driver business remains a focus in Himax's business. The Company is in a strong position in the smartphone sector with leading technologies, competitive products and solid end-customer base including first-tier international and Chinese end-user brands as well as the fast growing China white-box market. The growth momentum of its smartphone driver was dampened by the slowdown in the China market in early third quarter, but it is expected to recover during the fourth quarter due to increasing demands from the Company's Korean and Chinese end-customers. In addition to volume growth, the Company continues to benefit from the industry trend toward higher resolution displays as mentioned in its past few earnings calls. It expects the smartphone sector to experience double digit growth in Q4 and the growth momentum to continue into next year, driven by strong demand from both international and China markets.

Among small and medium-sized panel applications, the Company also sees tablet and automotive displays growing strongly so far this year. The Company enjoys a solid customer base in both markets.In tablet market, it has a thorough coverage in both international brands and the low-cost white-box market.It also commands a leading market share in displays used in automotives. It expects the revenues from these two applications to remain flat sequentially in the fourth quarter. With further design-wins in the pipeline, the Company expects these applications to continue to contribute to its long-term growth.

Himax's non-driver business provides the most exciting long-term growth prospect. CMOS images sensors' third quarter sales were supported by shipments of Himax's 1 mega-pixel sensor for tier-one laptop customers and growing demand for its 2 and 5 mega-pixel sensors from smartphone and tablet makers.  The Company will launch a new 8 mega-pixel sensor this quarter targeting higher-end smartphone and tablet markets. The release of this product positions Himax as the pioneer of high-end image sensors among Taiwanese and Chinese suppliers, advancing it to one of the leaders in the world market. Besides, having been through a few quarters of learning curve, the Company resumed growth of touch panel controllers during the third quarter as it made new shipments to handset customers in China and a leading brand customer for several of their tablet projects. It expects to gain more new design-wins and break into a new leading smartphone brand customer in the fourth quarter. By expanding its customer base in smartphone and tablet applications and also its product offering to Win 8 laptop application, Himax believes touch panel controller is a long-term growth engine. Moreover, leveraging the track record of its successful execution in the ASIC projects awarded last year, Himax has won new projects from both existing and new customers this year. It also started to make shipment for one of the ASICs it developed for a customer back in 2012 and expects to see more such shipments starting next year.

Additionally, Google's investment in Himax Display, its LCOS subsidiary, which Himax announced on July 22nd, 2013, was successfully closed in October. Google now becomes a 6.3% shareholder of Himax Display. On the business front, the Company had new design-wins from multiple top-tier customers for new head-mounted display ("HMD") projects and also continued to make early stage shipment for certain customers' pilot run production in the third quarter. In addition to HMD, it is also working with numerous partners to create products targeting a wide range of applications. The Company will continue to execute its strategy to maintain global leadership in microdisplay technology by working with multiple customers for multiple applications. Himax believes its LCOS microdisplay business remains one of the most important areas for its future growth.

Fourth Quarter 2013 Guidance

While the fourth quarter is traditionally a low season, the Company is providing the following financial guidance for the fourth quarter of 2013:

Net Revenues:	To be around flat or slightly down, as compared to the third quarter of 2013
Gross Margin:	To be around flat to slightly down from the third quarter of 2013
GAAP EPS:	7.5 to 9.5 cents per diluted ADS, as compared to 8.6 cents of Q4 2012
Non GAAP EPS(2):	8.1 to 10.1 cents per diluted ADS, as compared to 9.2 cents of Q4 2012
Full Year GAAP EPS(1):	34.1 to 36.1 cents per diluted ADS, as compared to 30.2 cents in 2012
Full Year Non GAAP EPS(2):	40.0 to 41.8 cents per diluted ADS, as compared to 35.3 cents in 2012

(1) GAAP earnings per diluted ADS guidance includes Himax's 2013 grant of restricted share units, or RSUs, at the end of September 2013
(2) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

The Company would like to highlight a couple items related to the expenses for the quarter. It has pointed out in the last few earnings calls that, in order to capture the increasing business opportunities, its expenses for this year would increase from those of the past few years, when it managed to maintain its expenses at a rather stable level. This year's expense increase was due mainly to the expansion of R&D teams and the higher development costs associated with the larger team. The Company expects the fourth quarter operating expenses to be the highest among all quarters of the year as certain new high-end product tape-outs are taking place within the quarter in both driver and non-driver areas.

Its fourth quarter EPS guidance has taken into account an additional $1 million, or 0.6 cent per diluted ADS, of income tax charge to reflect the NT dollar depreciation against the US dollar so far this year. The adjusted amount is made based on today's exchange rate but the final outcome will depend on the actual exchange rate at the end of the year. While the exchange rate has little effect on its margins and operating results as the Company keeps its books in US dollar which is also its functional currency in literally all of its buy and sale activities, the exchange rate does have some impact on the Company's effective US GAAP income tax rate because it pays the super majority of its taxes in Taiwan where the tax authorities determine its taxation based on its NT dollar dominated ROC GAAP accounting. In general, as NT dollar depreciates against US dollar, as is the case so far this year, Himax is worse off in its US GAAP effective tax rate and vice versa.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts on November 07, 2013 at 8:00 a.m. US Eastern Standard Time to discuss the Company's third quarter and nine month 2013 financial results. Details of the call follow below.

DATE:	Thursday, November 07, 2013
TIME:	U.S. 8:00 a.m. EST
TAIWAN 9:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	13572586
WEBCAST:	http://public.viavid.com/index.php?id=106636

A replay of the call will be available beginning two hours after the call through midnight November 14, 2013 (12 p.m. November 15 Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 13572586. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=106636 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through November 7, 2014.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,600 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,099 patents granted and 1,093 patents pending approval worldwide as of September 30, 2013. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company are also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the three months ended September 30, 2013 and 2012, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as the well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations, acquisition related charges, bad debt collections and its tax charges and tax credit write-offs.

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended.

-- FINANCIAL TABLES --

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2013	2012	2013
Revenues
Revenues from third parties, net	$192,814	$125,671	$164,421
Revenues from related parties, net	--	64,742	42,536
	192,814	190,413	206,957
Costs and expenses:
Cost of revenues	144,092	146,113	156,038
Research and development	23,549	21,494	18,847
General and administrative	5,027	5,056	4,253
Sales and marketing	5,701	4,588	4,078
Total costs and expenses	178,369	177,251	183,216

Operating income	14,445	13,162	23,741
Non operating income (loss):
Interest income	104	58	256
Equity in income (losses) of equity method investees	101	(30)	(64)
Foreign exchange gains (losses), net	(30)	(63)	217
Interest expense	(110)	(77)	(82)
Other income, net	17	502	32
	82	390	359
Earnings before income taxes	14,527	13,552	24,100
Income tax expense	3,631	3,388	6,026
Net income	10,896	10,164	18,074
Net loss attributable to noncontrolling interests	1,374	247	1,276
Net income attributable to Himax stockholders	$12,270	$10,411	$19,350

Basic earnings per ADS attributable to Himax stockholders	$0.072	$0.061	$0.114
Diluted earnings per ADS attributable to Himax stockholders	$0.072	$0.061	$0.112

Basic Weighted Average Outstanding ADS	169,980	169,782	169,970
Diluted Weighted Average Outstanding ADS	171,591	169,929	172,029

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months
	Ended September 30,
	2013	2012
Revenues
Revenues from third parties, net	$488,952	$355,308
Revenues from related parties, net	86,555	191,308
	575,507	546,616

Costs and expenses:
Cost of revenues	432,681	420,484
Research and development	61,290	53,910
General and administrative	13,209	12,811
Sales and marketing	13,390	11,580
Total costs and expenses	520,570	498,785

Operating income	54,937	47,831

Non operating income (loss):
Interest income	374	243
Equity in losses of equity method investees	(90)	(114)
Foreign exchange gains (losses), net	385	(219)
Interest expense	(272)	(273)
Other income, net	63	694
	460	331
Earnings before income taxes	55,397	48,162
Income tax expense	13,849	12,040
Net income	41,548	36,122
Net loss attributable to noncontrolling interests	4,104	707
Net income attributable to Himax stockholders	$45,652	$36,829

Basic earnings per ADS attributable to Himax stockholders	$0.269	$0.216
Diluted earnings per ADS attributable to Himax stockholders	$0.266	$0.216

Basic Weighted Average Outstanding ADS	169,973	170,691
Diluted Weighted Average Outstanding ADS	171,446	170,702

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2013	2012	2013
Share-based compensation
Cost of revenues	$190	$150	$15
Research and development	5,854	4,570	305
General and administrative	1,145	1,009	57
Sales and marketing	1,222	1,004	73
Income tax benefit	(1,872)	(1,118)	(138)
Total	$6,539	$5,615	$312

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$435	$305	$435
Sales and marketing	290	289	289
Income tax benefit	(208)	(125)	(294)
Total	$517	$469	$430

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Nine Months
	Ended September 30,
	2013	2012
Share-based compensation
Cost of revenues	$220	$161
Research and development	6,471	5,309
General and administrative	1,258	1,133
Sales and marketing	1,368	1,157
Income tax benefit	(2,086)	(1,291)
Total	$7,231	$6,469

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$1,310	$786
Sales and marketing	868	868
Income tax benefit	(627)	(375)
Total	$1,551	$1,279

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

Assets	September 30, 2013	June 30, 2013	December 31, 2012
Current assets:
Cash and cash equivalents	$133,090	$146,950	$138,737
Restricted cash and cash equivalents	115,000	74,100	74,100
Investments in marketable securities available-for-sale	789	167	172
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	202,201	219,243	135,747
Accounts receivable from related parties, less allowance for sales returns and discounts	--	--	73,258
Inventories	159,615	142,922	116,671
Deferred income taxes	11,142	12,282	15,374
Prepaid expenses and other current assets	14,428	16,333	13,029
Total current assets	$636,265	$611,997	$567,088
Investment securities	$17,877	$17,877	$12,688
Equity method investments	190	86	283
Property, plant and equipment, net	59,332	59,730	52,609
Deferred income taxes	4,479	4,335	4,303
Goodwill	28,138	28,138	28,138
Other intangible assets, net	5,960	6,685	8,143
Other assets	4,498	4,433	1,346
	120,474	121,284	107,510
Total assets	$756,739	$733,281	$674,598
Liabilities and Equity
Current liabilities:
Short-term debts	$115,000	$73,000	$73,000
Accounts payable	162,522	155,420	135,546
Income taxes payable	15,671	14,293	9,766
Other accrued expenses and other current liabilities	25,310	69,666	23,805
Total current liabilities	$318,503	$312,379	$242,117
Other liabilities	2,846	3,012	4,323
Total liabilities	$321,349	$315,391	$246,440
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 341,049,418 shares, 339,149,508 shares, 339,149,508 shares outstanding at September 30, 2013, June 30, 2013, and December 31, 2012, respectively	$107,010	$107,010	$107,010
Additional paid-in capital	105,321	104,778	104,911
Treasury shares, at cost, 15,650,064 shares, 17,549,974 shares and 17,549,974 shares at September 30, 2013, June 30, 2013, and December 31, 2012, respectively	(11,120)	(12,469)	(12,469)
Accumulated other comprehensive loss	(69)	(127)	(137)
Unappropriated retained earnings	231,886	219,616	228,628
Himax stockholders' equity	$433,019	$418,808	$427,943
Noncontrolling interests	2,371	(918)	215
Total equity	$435,390	$417,890	$428,158
Total liabilities and equity	$756,739	$733,281	$674,598

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2013	2012	2013

Cash flows from operating activities:
Net income	$10,896	$10,164	$18,074
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,757	3,152	3,554
Provision for allowance for doubtful accounts	--	--	173
Share-based compensation expenses	578	451	450
Loss on disposal of property, plant and equipment	1	30	--
Gain on disposal of marketable securities, net	(4)	(635)	(3)
Unrealized loss on conversion option	--	62	--
Interest income from amortization of discount on investment in corporate bonds	--	(18)	--
Issuance of new shares by subsidiary for royalties	--	--	49
Equity in losses (income) of equity method investees	(101)	30	64
Deferred income tax expense	870	7,587	1,112
Inventories write downs	2,862	3,241	2,289
Changes in operating assets and liabilities:
Accounts receivable	17,060	(7,239)	(82,769)
Accounts receivable from related parties	--	1,811	53,297
Inventories	(19,554)	7,579	(6,881)
Prepaid expenses and other current assets	1,907	(320)	(3,281)
Accounts payable	7,102	(29,448)	6,187
Income taxes payable	2,970	(4,067)	2,425
Other accrued expenses and other current liabilities	(861)	1,568	2,606
Other liabilities	(49)	(1,039)	--
Net cash provided by (used in) operating activities	27,434	(7,091)	(2,654)

Cash flows from investing activities:
Purchase of property and equipment	(3,752)	(1,746)	(6,021)
Purchase of available-for-sale marketable securities	(4,970)	(3,351)	(9,060)
Disposal of available-for-sale marketable securities	4,361	7,984	9,063
Cash acquired in acquisition	--	546	--
Release (pledge)of restricted cash equivalents and marketable securities	1,090	(3)	(2,879)
Decrease (increase) in other assets	(32)	585	(255)
Net cash provided by (used in) investing activities	(3,303)	4,015	(9,152)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2013	2012	2013
Cash flows from financing activities:
Distribution of cash dividends	(42,394)	(10,680)	--
Proceeds from issuance of new shares by subsidiaries	4,391	33	--
Payments to repurchase ordinary shares	--	(511)	--
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	(14)	78	--
Purchase of subsidiary shares from noncontrolling interests	--	(9)	--
Pledge of restricted cash equivalents (for borrowing of short-term debt)	(42,000)	(10,000)	--
Proceeds from borrowing of short-term debts	115,000	73,000	145,320
Repayment of short-term debts	(73,000)	(63,000)	(145,320)
Net cash used in financing activities	(38,017)	(11,089)	--
Effect of foreign currency exchange rate changes on cash and cash equivalents	26	(5)	40
Net decrease in cash and cash equivalents	(13,860)	(14,170)	(11,766)
Cash and cash equivalents at beginning of period	146,950	102,992	158,716

Cash and cash equivalents at end of period	$133,090	$88,822	$146,950
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$110	$77	$82
Income taxes	$435	$174	$2,647
Supplemental disclosures of non-cash investing and financing activities:
Dividend Payable	$ --	$ --	$42,394
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Spatial Photonics, Inc.	$ --	$270	$ --

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months
	Ended September 30,
	2013	2012

Cash flows from operating activities:
Net income	$41,548	$36,122
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,466	9,630
Provision for allowance for doubtful accounts	173	--
Share-based compensation expenses	1,484	1,478
Gain on disposal of marketable securities, net	(5)	(631)
Loss on disposal of property and equity	88	30
Unrealized gain on conversion option	--	(28)
Interest income from amortization of discount on investment in corporate bonds	--	(101)
Issuance of new shares by subsidiary for royalties	49	--
Equity in losses of equity method investees	90	114
Deferred income tax expense	3,687	6,938
Inventories write downs	7,580	9,973
Changes in operating assets and liabilities:
Accounts receivable	(66,609)	(35,004)
Accounts receivable from related parties	73,267	(2,191)
Inventories	(50,524)	(25,326)
Prepaid expenses and other current assets	(1,270)	(566)
Accounts payable	26,976	(4,394)
Income taxes payable	7,494	5,042
Other accrued expenses and other current liabilities	(216)	(1,029)
Other liabilities	(104)	(334)
Net cash provided by (used in) operating activities	54,174	(277)

Cash flows from investing activities:
Purchase of property and equipment	(14,487)	(4,361)
Purchase of available-for-sale marketable securities	(16,056)	(15,124)
Disposal of available-for-sale marketable securities	15,448	19,753
Purchase of investment securities	(5,189)	(3)
Cash acquired in acquisition	--	546
Pledge of restricted cash equivalents and marketable securities	(1,785)	(5)
Decrease (increase) in other assets	(271)	429
Net cash provided by (used in) investing activities	(22,340)	1,235

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months
	Ended September 30,
	2013	2012
Cash flows from financing activities:
Distribution of cash dividends	(42,394)	(10,680)
Proceeds from issuance of new shares by subsidiaries	4,781	116
Payments to repurchase ordinary shares	--	(8,222)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	--	97
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	64	411
Purchase of subsidiary shares from noncontrolling	--	(13)
interests
Release (pledge) of restricted cash equivalents (for borrowing of short-term debt)	(42,000)	11,200
Proceeds from borrowing of short-term debts	333,320	304,000
Repayment of short-term debts	(291,320)	(315,200)
Net cash used in financing activities	(37,549)	(18,291)
Effect of foreign currency exchange rate changes on cash and cash equivalents	68	(9)
Net decrease in cash and cash equivalents	(5,647)	(17,342)
Cash and cash equivalents at beginning of period	138,737	106,164
Cash and cash equivalents at end of period	$133,090	$88,822

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$272	$273
Income taxes	$3,214	$360
Supplemental disclosures of non-cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Spatial Photonics, Inc.	$ --	$270

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2013	2012	2013
Revenues	$192,814	$190,413	$206,957

Gross profit	48,722	44,300	50,919
Add: Share-based compensation – Cost of revenues	190	150	15
Gross profit excluding share-based compensation	48,912	44,450	50,934
Gross margin excluding share-based compensation	25.4%	23.3%	24.6%

Operating income	14,445	13,162	23,741
Add: Share-based compensation	8,411	6,733	450
Operating income excluding share-based compensation	22,856	19,895	24,191
Add: Acquisition-related charges –Intangible assets amortization	725	594	724
Operating income excluding share-based compensation and acquisition-related charges	23,581	20,489	24,915
Operating margin excluding share-based compensation and acquisition-related charges	12.2%	10.8%	12.0%
Net income attributable to Himax stockholders	12,270	10,411	19,350
Add: Share-based compensation, net of tax	6,539	5,615	312
Add: Acquisition-related charges, net of tax	517	469	430
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	19,326	16,495	20,092
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	10.0%	8.7%	9.7%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Nine Months
	Ended September 30,
	2013	2012
Revenues	$575,507	$546,616

Gross profit	142,826	126,132
Add: Share-based compensation – Cost of revenues	220	161
Gross profit excluding share-based compensation	143,046	126,293
Gross margin excluding share-based compensation	24.9%	23.1%
Operating income	54,937	47,831
Add: Share-based compensation	9,317	7,760
Operating income excluding share-based compensation	64,254	55,591
Add: Acquisition-related charges –Intangible assets amortization	2,178	1,654
Operating income excluding share-based compensation and acquisition-related charges	66,432	57,245
Operating margin excluding share-based compensation and acquisition-related charges	11.5%	10.5%
Net income attributable to Himax stockholders	45,652	36,829
Add: Share-based compensation, net of tax	7,231	6,469
Add: Acquisition-related charges, net of tax	1,551	1,279
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	54,434	44,577
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9.5%	8.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months	Nine Months
	Ended September 30,	Ended September 30,
	2013	2013
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.072	$0.266
Add: Share-based compensation per ADS	$0.038	$0.042
Add: Acquisition-related charges per ADS	$0.003	$0.009

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.113	$0.317

Numbers do not add up due to rounding

CONTACT: Company Contacts
         Himax Technologies, Inc.
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext. 252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Stephanie Kuo, Investor Relations
         Himax Technologies, Inc.
         Tel: +1-949-585-9838 Ext.221
         Fax: +1-949-585-9598
         Email: stephanie_kuo@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us